MICROMEM TECHNOLOGIES INC.
MANAGEMENT DISCUSSION & ANALYSIS
FOR THE 3 MONTHS ENDED APRIL 30, 2007
Table of Contents

I.Overview

-   The Company
-   Operations
-   Financial
-   Compliance Matters

II.Going Concern

III. Operation Results and Financial Position IV.Unaudited Quarterly Financial Information V.Liquidity and Capital Resources VI.Critical Accounting Policies VII. Commitments and Contingencies

VIII.Disclosure Controls

IX.Financial Instruments

X.Off Balance Sheet Arrangements

XI.Transactions with Related Parties Officer and Directors

XII. Share Capital

XIII.Subsequent Events

Tables

1.Selected information from Statement of Operations and Deficit
2.Selected Balance Sheet information
3.Unaudited quarterly financial information
4.Financing raised
5.Outstanding stock options and warrants

MICROMEM TECHNOLOGIES INC.

MANAGEMENT’ S DISCUSSION AND ANALYSIS

FOR THE 3 MONTHS ENDED APRIL 30, 2007

This Management’ s Discussion and Analysis has been prepared to provide a more substantive discussion on the business of Micromem Technologies Inc. (hereinafter referred to as "Micromem", the "Company", "we", "us" or "our") and to assist in analyzing the consolidated financial statements for the 3 months ended April 30, 2007.

I.OVERVIEW

The Company : The Company has previously reported on its technology developments during the 2005 – 2006 fiscal years. Reference should be made to the Management Discussion and Analysis filed as of October 31, 2006 for additional details.

During the 3 month period ended April 30, 2007, the Company continued with a number of initiatives that are in progress:

a.

 It has been negotiating with a U.S.-based fabrication plant for the development of a commercial grade prototype of its memory technology. These discussions continue and the Company anticipates that it will finalize these working arrangements coincident with the finalization of the current financing that the Company is negotiating.

b.	It continues to pursue and is in active discussions with a potential strategic development partner in the United States to develop a prototype for a specific vertical market application.

c.	It has commenced similar discussions with a foreign technology company. Initial meetings are now scheduled for July 2007.

d.	We continue to work with our research team at the University of Toronto. Subsequent to April 30, 2007 the Company announced certain positive test results at the University of Toronto.

e.	The Company participated in a one-day trade show in April 2007 at the invitation of Lockheed Martin, a potential strategic partner.

Operations : We have a small staff compliment of 8 people including the President, Chief Technology Officer and Chief Financial Officer. The bulk of the research being completed is through our research partners as described above.

Financial: We continue to raise capital to fund our current obligations. The Company raised $347,000 of financing in the quarter ending April 30, 2007 through the exercise of outstanding stock options and common share purchase warrants; (for the quarter ending April 30, 2006: $480,000). Subsequent to April 30, 2007 the Company announced that it has engaged a financial intermediary to secure up to $8.5 million of equity financing on a best efforts basis (Section XIV).

The Company reports the following losses for the quarter and year-to-date:

	4/30/07		4/30/06
	3 Months	6 Months	3 Months	(6 Months)
Operating loss	372,963	675,729	333,768	924,461
Stock compensation expense	105,943	105,943	-	143,786
Price adjustment on warrants	847,681	1,389,681	-	-
	1,326,587	2,171,353	333,768	1,068,250

The Company reports a shareholders’ deficit of $477,651 at April 30, 2007 (2006: $474,295). Its working capital deficiency is $477,651 (2006: $474,295).

Compliance Matters : In 2006 we added new accounting department personnel and have made a concerted effort to improve the quality of our internal accounting procedures and controls environment. We believe that we are compliant with all of the requirements of the Sarbanes Oxley legislation.

We are currently in full compliance with all financial reporting requirements. We have engaged the services of an independent firm of Chartered Accountants to complete our income tax return filings on an up-to-date basis in both Canadian and U.S. jurisdictions.

II.GOING CONCERN

The consolidated financial statements have been prepared on the "going concern" basis, which presumes that we will be able to realize our assets and discharge our liabilities in the normal course of business for the foreseeable future.

The consolidated financial statements do not include any adjustments to the amounts and classifications of the assets and liabilities that might be necessary should we be unable to continue in business. If the "going concern" assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

We have incurred substantial losses to date. It will be necessary for us to raise additional funds in order to continue to develop, test and commercially explore our technologies. There is no certainty that such financing will be available in the future.

Our ability to continue, as a going concern is dependent upon completing the development of our technology for particular applications, successfully bringing our technology to market, achieving profitable operations and obtaining additional financing. The outcome of these matters cannot be predicted at this time.

III. OPERATING RESULTS AND FINANCIAL POSITION

Table 1 sets forth selected information from the consolidated statements of operations and deficit for the fiscal years ending October 31, 2001-2006 and the quarterly information through April 30, 2007. Table 2 sets forth selected information from the consolidated balance sheets for the fiscal years ending October 31, 2001-2006 and for the quarters through April 30, 2007.

Three Months Ending April 30, 2007 Compared to Three Months Ending April 30, 2006:

Our general and administration costs were $21,314 for the quarter compared to $64,529 in 2006. The gross costs incurred in the quarter were $15,000 of office expenses, $26,000 in rent, $11,000 in insurance and a foreign exchange gain of $9,000; the Company has rebilled approximately $22,000 of these costs to other entities that operate from the same premises.

Professional, management and consulting fees were $189,661 for the quarter compared to $201,276 in 2006. Our costs in 2007 and 2006 include $22,000 per month with respect to our CTO, and $5,300 per month each for our President and our CFO. We incurred approximately $50,000 in the quarter with respect to legal and accounting fees pertaining to our year-end regulatory filing at February 28th (2006: $70,000) and approximately $35,000 in legal fees pertaining to intellectual property filings (2006: $30,000).

Our research and development expenses were $102,880 for the quarter versus $13,043 in 2006. In July 2006 we engaged the services of Strategic Solutions, an engineering consulting firm that is providing assistance in our commercialization efforts and our transition from lab to fabrication plant. Our costs in the current quarter were approximately $87,000 (2006: nil). The balance of our R&D expenses in the respective quarters are with respect to our research work at the University of Toronto.

We reported $24,118 of travel expense and entertainment expenses in the quarter (2006: $31,851); we incurred costs with respect to our Board of Directors meetings in Toronto and with respect to costs incurred by our CTO and Strategic Solutions.

We repriced our outstanding Series A and Series B warrants during the quarter – from $0.50 to $0.40. The cost calculated in accordance with the Black Scholes option-pricing model was $847,681 (2006: nil). Additionally, we issued 350,000 options to an outside director during the quarter; the stock compensation expense calculated at $105,943 (2006: nil).

The exercise of stock options by directors, officers and employees continues to be an important source of financing to the Company. In the quarter ended April 30, 2007 a total of 600,000 options were exercised and the Company realized cash proceeds of $180,000; in 2006 a total of 1,600,000 stock options were exercised and the Company realized proceeds of $480,000.

Additionally, a total of 417,500 warrants were exercised during the quarter and the Company realized proceeds of $167,000 (2006: nil).

IV.UNAUDITED QUARTERLY FINANCIAL INFORMATION

Table 3 presents certain quarterly information for the 2005-2006 fiscal years and for the quarters through April 30, 2007.

V.LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Table 4 provides a summary of the financing raised by us in 2005-2006 and through the quarter ended April 30, 2007.

We currently have no cash flow from operations and will have none until we are in a position to either license or directly produce and sell products utilizing our memory technologies. As at April 30, 2007, our working capital deficiency was $477,651 (2006: $474,295). We must obtain financing to continue funding future research and development. We continue to pursue equity sources of financing to meet our working capital requirements.

We currently have no lines of credit in place and must obtain equity financing from investors and from investors who hold outstanding options and warrants in order to meet our cash flow needs until we generate revenues.

We have granted to our directors, officers and other employees options to purchase shares at prices that are at or above market price on the date of grant. A summary of the outstanding options and warrants are provided in Table 5.

Capital Resources

We have no commitments for capital expenditures as of April 30, 2007.

VI.CRITICAL ACCOUNTING POLICIES

Our significant accounting policies are set forth in Note 3 to our consolidated financial statements, which should be read in conjunction with management’ s discussion of the Company’ s critical accounting policies and estimates set forth below.

Our financial statements are prepared in conformity with Canadian GAAP which require our management to make estimates and assumptions which can affect the reported balances. In determining estimates of net recoverable amounts and net realizable values, or whether there has been a permanent impairment in value, we rely on assumptions regarding applicable industry performance and prospects, as well as general business and economic conditions that prevail and are expected to prevail. Assumptions underlying asset valuations are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events. Accounts recorded in foreign currency have been converted to United States dollars as follows:

-	Current Assets and Current Liabilities at the prevailing exchange rates at the end of the year;
-	Other Assets at historical rates;
-	Revenues and expenses are translated at the average monthly exchange rate which rate approximates the rate of exchange prevailing at the transaction dates; and
-	Gains and losses resulting from the fluctuation of foreign exchange rates are included in the determination of income.

Until October 31, 2004, for all awards of employee stock-based compensation granted after January 1, 2002, we recognized employee stock-based compensation costs under the intrinsic value-based method and provided proforma disclosure of the impact on net income and earnings per share as if the fair value-based method has been applied. Effective November 1, 2004, we have adopted the fair value method of accounting for employee stock-based compensation costs. Accordingly the financial statements at October 31, 2004 has been restated for the effect of the stock-based compensation costs that we had incurred to that date, which expense previously was disclosed on a proforma basis. The stock-based compensation expense for options granted since October 31, 2004 has been reflected as an expense in the consolidated statement of operations.

We are a development stage company. Research and development costs are expensed in the period incurred.

VII. COMMITMENTS AND CONTINGENCIES :

a.	Technology development agreement with Estancia:

To the extent that revenues are generated by us relating directly and specifically to the VENRAM Patents, we are obligated to pay Estancia 32% of the gross profit realized less expenses agreed to by the parties and 32% of any unit royalties realized less direct expenses. To date no revenues have been generated.

b.	Operating leases:

We have operating lease commitments which expire in 2010 with respect to our head office. The future annual minimum annual lease payments are approximately as between 2007 – 2010 are $103,000 per annum.

c.	Legal matters:

There are currently no outstanding legal matters to which the Company is a party. We have agreed to indemnify our directors and officers and certain of our employees in accordance with our by- laws. We maintain insurance policies that may provide coverage against certain claims.

d.	Royalties:

The Company has obligations under the terms of the License Agreement signed in June 2005. To date no royalty obligations have been incurred, as the Company has not generated any revenues.

e.	Contracts:

In January 2005, we entered into an employment contract with Dr. Cynthia Kuper for her services as our Chief Technology Officer. The agreement extended for 2 years with a cancellation clause which can be executed by us at any time with 4 months notice provided. The base remuneration stipulated in the contract is $260,000 per year. In September 2006 with an effective date of January 2007, this contract was extended for an additional 2 years under the same terms, conditions and cancellation clauses.

On May 29, 2005, we entered into a new employment agreement with our Chairman of the Board of Directors, Salvatore Fuda (the "Chairman"), for a period from January 1, 2005 through September 30, 2009. Under the terms of the agreement, the Chairman has been retained to provide certain management services to us. We have agreed to provide compensation based on a percentage of the increase of the market capitalization on a year-over-year basis commencing as at December 31, 2005 subject to a minimum annual compensation amount of $150,000 in Canadian funds. At our option we can pay cash or issue common shares as compensation providing that the cumulative maximum number of shares that we can issue under the agreement is 2 million common shares.

For each of the 2005 and 2006 fiscal years the Company has accrued $150,000 Canadian (approximately $133,600 U.S. funds at current exchange rates) as due under this contract.

VIII.DISCLOSURE CONTROLS:

Pursuant to Multilateral Instrument 52-109, Certification of Disclosures in Issuer’ s Annual and Interim filings, management has evaluated the effectiveness of the Company’ s disclosure controls and procedures and has concluded that they meet required standards. The Company has few employees and a predictable number of accounting transactions per quarter.

The Company’ s CFO undertakes the initiative to ensure that all material developments and transactions are identified and reported upon on a timely basis. Specific procedures that have been adopted include:

-	The CFO meets regularly with the Company’ s audit committee to review business and financial developments.

-	The CFO and President meet regularly along with the Company’ s accounting personnel.

-

The Company has developed a number of policies and procedures including full monthly and quarterly reporting and has developed a Corporate Disclosure Policy which has been adopted by its Board of Directors.

-	The Company has recently appointed a Chief Information Officer to coordinate all disclosure matters.

IX.FINANCIAL INSTRUMENTS:

It is Management’ s opinion that the Company is not exposed to significant interest rate and credit risks arising from the financial instruments and the fair value of financial instruments approximates the carrying value.

X.OFF-BALANCE SHEET ARRANGEMENTS:

The Company has no off-balance sheet financial commitments and does not anticipate entering into any contracts of such nature other than the addition of new operating leases for equipment and premises as may be required in the normal course of business.

XI.TRANSACTIONS WITH RELATED PARTIES, DIRECTORS & OFFICERS:

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount, which is the consideration established and agreed to by respective parties. These transactions relate to office salaries, rent and other expenses.

The Company has paid cash and non-cash compensation to its officers and directors during the quarter as follows:

		Cash	Non-Cash
		Compensation	Compensation
Chairman	2007	$-	$-
	2006	-	-
Officers & Directors	2007 (6 mos)	210,000	-
	2006 (6 mos)	219,000	-

XII. SHARE CAPITAL:

At April 30, 2007 the Company reports 71,208,799 common shares outstanding (2006: 66,469,449). Additionally the Company has 10,000,000 stock options outstanding with a weighted average exercise price of $.51 (2005: 8,750,000 options outstanding with a weighted average exercise price of $.53) and a total of 4,281,328 outstanding warrants to acquire common shares with a weighted average exercise price of $.46 (2005: 4,142,344 outstanding warrants with a weighted average exercise price of $.66).

XIII. SUBSEQUENT EVENTS

The following subsequent events after April 30, 2007 are noted:

a.

Effective May 1, 2007 the Company executed a contract with an arm’ s length third party engineering group which provides for monthly remuneration of $12,000 through October 2007. Additionally the Company issued 150,000 options to this group at a strike price of $0.70 per share. These options expire on April 30, 2008 if unexercised. The Company will report a stock compensation amount of $23,705 with respect to this option grant in the quarter ending July 31, 2007.

b.

On May 28, 2007 the Company executed an agreement with an arms- length independent financial agent to secure up to $8.5 million of equity financing for the Company. Subject to completion of the financing, the fees payable by the Company will equal 12% in cash based on the gross proceeds raised and one million warrants to acquire common shares at a price of $0.50 per common share at any time for two years following the closing date of the financing.

c.	In May 2007 an investor exercised 60,000 Series A warrants (Note 8 (e) (iii)) and the Company realized $24,000 of proceeds.

d.

The Company repriced 800,000 warrants (Note 8(e) (viii)) from $0.70 per warrant to $0.40 per warrant in June 2007. The cost associated with this repricing calculated using the Black Scholes model is $115,845 which cost will be reflected in the financial statements for the quarter ending July 31, 2007. Additionally the term of these warrants was extended to June 2008.

e.

In June 2007 the Company issued 50,000 stock options to an employee at a strike price of $0.45 per share. These options expire in June 2012 if unexercised. The Company will report a stock compensation expense of $9,939 with respect to this option grant in the quarter ending July 31, 2007.

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Table 1
Micromem Technologies Inc Management Discussion and Analysis April 30, 2007

Selected statement of Operations and Deficit information (all amounts in United States dollars)

Fiscal year	Interest and		Loss per share
ending October 31,	other Income	Net Loss	(basic and fully diluted)

2006	9,930	(4,058,180)	(0.06)

2005	8,703	(4,035,483)	(0.07)

2004	4,746	(2,314,298)	(.043)

2003	20,121	(1,767,965)	(.038)

2002	165,892	(14,565,515)	(.300)

2001	185,590	(9,187,377)	(.210)

Quarter ending:

January 31, 2007	2,166	(844,766)	(0.01)

April 30, 2007	420	(1,326,587)	(0.02)

Table 2
Micromem Technologies Inc Management Discussion and Analysis April 30, 2007

Selected Balance Sheet Information (all amounts in United States dollars)

Fiscal year	Working capital	Capital assets			Shareholders equity
ending October 31,	(deficiency)	at NBV	Other Assets	Total Assets	(deficit)

2006	(448,923)	-	-	465,440	(448,923)

2005	(74,831)	-	-	728,375	(74,831)

2004	34,685	2,925	-	474,234	37,610

2003	100,670	3,768	-	350,138	104,438

2002	1,368,589	98,654	307,698	1,583,422	1,391,903

2001	3,455,108	336,839	10,332,971	14,454,470	14,124,918

Quarter ending

January 31, 2007	(451,689)	-	-	299,877	(451,689)
April 30, 2007	(477,651)	-	-	273,695	(477,651)

Table 3
Micromem Technologies Inc Management Discussion and Analysis April 30, 2007

Unaudited quarterly financial information (all amounts in United States dollars)

			Loss/share
Quarter ending	Revenues	Loss for the quarter	Basic and fully diluted

October 31, 2004	117	429,289	0.01

July 31, 2004	450	1,621,839	0.03

April 30, 2004	3,658	70,876	0.00

January 31, 2004	521	192,294	0.00
	4,746	2,314,298	0.04

October 31, 2005	7,070	(1,380,802)	0.025

July 31, 2005	1,043	(1,726,931)	0.035

April 30, 2005	301	(474,227)	0.005

January 31, 2005	289	(453,523)	0.005
	8,703	(4,035,483)	0.07

October 31, 2006	7,686	($2,459,560)	0.04

July 31, 2006	1025	(530,370)	0.01

April 30, 2006	-	(333,768)	0.005

January 31, 2006	1,219	(734,482)	0.005
	9,930	(4,058,180)	0.06

January 31, 2007	2,166	(844,766)	0.01

April 30, 2007	420	(1,326,587)	0.02

Table 4
Micromem Technologies Inc Management Discussion and Analysis April 30, 2007

Financing raised by the Company

Date of Financing	2006			2005

	Shares	Price/share	$	Shares	Price/share	$

Private placement
December 2004				1,028,334	0.60	617,000
March 2005				1,300,000	0.65	845,000
March 2005				14,000	0.75	10,500
May 2006	150,000	0.50	75,000

Exercise of warrants
Aug - Oct 2004				2,031,250	0.08	162,500
June - Sept 2004
October 2004				400,000	0.11	44,000
June 2006	771,850	mixed	485,548

Exercise of options
June 2005	-	-	-	1,820,000	0.30	553,600
January 2006	150,000	0.30	45,000
February-March 2006	1,600,000	0.30	480,000
May-July 2006	1,100,000	0.30	329,980
August-October 2006	700,000	0.30	210,000
	4,471,850		1,625,528	6,593,584		2,232,600

	2007

Exercise of options
January 2007	1,000,000	0.30	300,000
March 2007	600,000	0.30	180,000

Exercise of warrants
April 2007	417,500	0.40	167,000

Table 5
Micromem Technologies Inc Management Discussion and Analysis April 30, 2007

Number of options	Strike price	Expiry date
350,000	0.36	4/15/2012
100,000	0.68	3/15/2009
50,000	0.63	11/15/2009
300,000	0.60	3/22/2010
100,000	0.91	6/17/2009
200,000	0.30	7/18/2009
1,800,000	0.65	6/16/2009
2,500,000	0.72	5/27/2010
4,600,000	0.80	7/13/2011
10,000,000	0.72 (average)

Total proceeds if all options exercised		$7,206,500

Outstanding Warrants

271,317	0.40	6/30/2008
1,028,344	0.40	6/30/2008
870,000	0.40	6/30/2008
1,300,000	0.40	6/30/2008
4,667	0.40	6/30/2008
7,000	0.40	6/30/2008
800,000	0.40	6/30/2008
4,281,328	0.40

Total proceeds if all warrants exercised		$1,712,530